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                              May 16, 2022

       Jonathan Ricker
       President and Chief Executive Officer
       Mass Megawatts Wind Power, Inc.
       100 Boston Turnpike, Ste J9B#290
       Shrewsbury, MA 01545

                                                        Re: Mass Megawatts Wind
Power, Inc.
                                                            Amendment No. 1 to
Registration Statement on Form 10-12G
                                                            Filed May 9, 2022
                                                            File No. 000-32465

       Dear Mr. Ricker:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Registration Statement on Form 10/12A Filed May 9, 2022

       Item 1. Business
       Summary of the Business, page 3

   1. We note your revised disclosure on pages 10 and 17 in response to prior comment 1.
                                                        Please include similar
disclosure at the beginning of your Business section.
       Item 1A. Risk Factors
       Penny Stock Risk, page 22

   2. Please expand this risk factor to discuss in greater detail the extent to which your common stock may characterized
as a    penny stock    under Section 3(a)(51) of the Exchange Act
                                                        and any risks you may
face as a result. Please address the requirements for broker-dealers to effect transactions
in penny stocks under Section 15(h) of the Exchange Act and the specific legal remedies
available to investors in penny stocks if broker-dealers do not meet
 Jonathan Ricker
Mass Megawatts Wind Power, Inc.
May 16, 2022
Page 2
      their obligations under the penny stock rules or if a penny stock is sold in violation of the
      investor   s rights or otherwise in a fraudulent manner. Please also
discuss how such
      requirements may adversely affect the market for your common stock and increase transaction costs.
Item 7: Certain Relationships and Related Transactions, page 28

3. We note your revised disclosure in response to prior comment 7 and reissue it in part.
      Please disclose all information required pursuant to Item 404(d) of Regulation S-K, including any transaction with related persons since the beginning of your last fiscal year and the name of the officer and shareholder to whom you issued 50,716,815 shares of common stock for settlement of liabilities totaling $489,860. Refer to
Item 404(a)(1) of
      Regulation S-K.
Item 15: Financial Statements and Exhibits, page F-1

4. We note your revisions in response to prior comment 10. Please expand your disclosure to specify the states where you are licensed to produce the licensed products, and discuss the royalty payment terms and duration and termination provisions.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Myra Moosariparambil, Staff Accountant, at 202-551-3796 or Craig
Arakawa, Accounting Branch Chief, at 202-551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Purcell, Staff Attorney, at 202-551-5351 or Karina Dorin, Staff Attorney, at 202-551-3763 with any other questions.



                                                             Sincerely,
FirstName LastNameJonathan Ricker
                                                             Division of
Corporation Finance
Comapany NameMass Megawatts Wind Power, Inc.
                                                             Office of Energy &
Transportation
May 16, 2022 Page 2
cc:       William Eilers
FirstName LastName